UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the Month of May 2014

001-36345
(Commission File Number)

GALMED PHARMACEUTICALS LTD.

 (Exact name of Registrant as specified in its charter)

8 Shaul Hamelech Blvd.

Amot Hamishpat Bldg.

Tel Aviv 6473307, Israel

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ☐

Galmed Pharmaceuticals Ltd. announces that it will hold a Special General Meeting of Shareholders on June 12, 2014 at 4:00 p.m. (Israel time) at its office, 8 Shaul Hamelech Blvd., Amot Hamishpat Bldg., Tel Aviv 6473307, Israel. A copy of the Notice of Special General Meeting of Shareholders and Proxy Statement and Proxy Card are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated herein by reference.

Exhibit Index

Exhibit No.	Description

99.1	Notice of Special General Meeting of Shareholders and Proxy Statement

99.2	Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galmed Pharmaceuticals Ltd.

Date: May 7, 2014	By:	/s/ Allen Baharaff
Allen Baharaff
Chief Executive Officer